SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Positioned As Overall Technology Leader in the 2020 Quadrant Knowledge Trade Surveillance & Monitoring Report, Dated November 2, 2020.
99.2 Businesses Are Increasing Investment in Digital Channels and Artificial Intelligence for Enhanced Customer Experiences, Dated November 4, 2020.
99.3 NICE Accelerates Time-to-Value for Businesses Globally with New Robotic Process Automation Offer, Dated November 5, 2020.
99.4 NTT DATA Germany and NICE Forge Strategic Partnership to Improve Customer Experiences and Drive Cloud Transformations with CXone, Dated November 9, 2020.
99.5 NICE Actimize X-Sight Wins FTF News “Best Financial Crime Prevention Technology” Award for Third Consecutive Year, Dated November 10, 2020.
99.6 NICE inContact Named a Cloud Contact Center Leader by Gartner, Dated November 13, 2020.
99.7 NICE and Symphony Partner to Drive Digital Transformation Through Rapid Adoption of Intelligent Attended Automation, Dated November 16, 2020.
99.8 NICE Actimize Chosen to Drive Modernization of Financial Crime Operations for Desjardins Group, Dated November 17, 2020.
99.9 NICE Unveils ENLIGHTEN Fraud Prevention Powered by AI and Voice Biometrics to Empower Contact Centers in Safeguarding Consumers, Dated November 19, 2020.
99.10 NICE Actimize Announces Next-Gen Fraud Management Platform Leveraging Advanced AI and the Cloud to Fight Fraud and Enhance Customer Experience, Dated November 23, 2020.
99.11 NICE Named a Leader in Intelligent Authentication and Fraud Prevention for the Second Consecutive Year by Leading Analyst Firm, Dated November 24, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: December 2, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize Positioned As Overall Technology Leader in the 2020 Quadrant Knowledge Trade Surveillance & Monitoring Report, Dated November 2, 2020.
99.2 Businesses Are Increasing Investment in Digital Channels and Artificial Intelligence for Enhanced Customer Experiences, Dated November 4, 2020.
99.3 NICE Accelerates Time-to-Value for Businesses Globally with New Robotic Process Automation Offer, Dated November 5, 2020.
99.4 NTT DATA Germany and NICE Forge Strategic Partnership to Improve Customer Experiences and Drive Cloud Transformations with CXone, Dated November 9, 2020.
99.5 NICE Actimize X-Sight Wins FTF News “Best Financial Crime Prevention Technology” Award for Third Consecutive Year, Dated November 10, 2020.
99.6 NICE inContact Named a Cloud Contact Center Leader by Gartner, Dated November 13, 2020.
99.7 NICE and Symphony Partner to Drive Digital Transformation Through Rapid Adoption of Intelligent Attended Automation, Dated November 16, 2020.
99.8 NICE Actimize Chosen to Drive Modernization of Financial Crime Operations for Desjardins Group, Dated November 17, 2020.
99.9 NICE Unveils ENLIGHTEN Fraud Prevention Powered by AI and Voice Biometrics to Empower Contact Centers in Safeguarding Consumers, Dated November 19, 2020.
99.10 NICE Actimize Announces Next-Gen Fraud Management Platform Leveraging Advanced AI and the Cloud to Fight Fraud and Enhance Customer Experience, Dated November 23, 2020.
99.11 NICE Named a Leader in Intelligent Authentication and Fraud Prevention for the Second Consecutive Year by Leading Analyst Firm, Dated November 24, 2020.